Exhibit 99.1

Consent of Director Nominee

HealthPort, Inc. has filed a Registration Statement on Form S-1 (File No. 333-161381) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of common stock of HealthPort, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of HealthPort, Inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as a an exhibit to such Registration Statement and any amendments thereto.

/s/ Harry S. Bennett
Harry S. Bennett

Dated: October 20, 2009